EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Income from Continuing Operations	$79,062	$144,363	$227,817	$156,501	$118,779	$116,221	$227,432
Fixed Charges	110,626	102,488	140,517	81,451	65,263	50,393	44,536
Adjusted Earnings	$189,688	$246,851	$368,334	$237,952	$184,042	$166,614	$271,968

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	110,626	$102,488	$140,517	$81,451	$65,263	$50,393	$44,536
Preferred distributions	22,410	19,299	26,769	7,656	7,656	9,674	14,780

Combined Fixed Charges and Preferred Distributions	$133,036	$121,787	$167,286	$89,107	$72,919	$60,067	$59,316

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.43x	2.03x	2.20x	2.67x	2.52x	2.77x	4.59x